EXHIBIT 11.1:

OIL-DRI CORPORATION OF AMERICA
Computation of Net Income Per Share
(in thousands except for per share amounts)

	Year Ended July 31,
	2010	2009	2008
Net income available to stockholders	$9,458	$9,586	$9,039
Less: Distributed and undistributed earnings
allocated to nonvested stock	(30)	(46)	(67)

Earnings available to common shareholders	$9,428	$9,540	$8,972

Shares Calculation

Average shares outstanding – Basic Common	5,203	5,146	5,068
Average shares outstanding – Basic Class B Common	1,891	1,874	1,854

Potential Common Stock relating to stock options	181	180	230

Average shares outstanding – Assuming dilution	7,275	7,200	7,152

Net Income Per Share: Basic Common	$1.42	$1.46	$1.39

Net Income Per Share: Basic Class B Common	$1.07	$1.09	$1.04

Net Income Per Share: Diluted	$1.30	$1.33	$1.25

     In fiscal year 2010, we adopted guidance under Accounting Standards Codification Topic (“ASC”) 260-10, Earnings Per Share, which required our unvested restricted stock awards to be considered participating securities and to be included in the computation of earnings per share pursuant to the two-class method. Upon adoption, we were required to retrospectively adjust earnings per share data to conform to this standard. Accordingly, we have restated diluted average shares outstanding and net income per share for all periods presented.

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